

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 9, 2006

Mr. Richard T. O'Brien
Senior Vice President and Chief Financial Officer
Newmont Mining Corporation
1700 Lincoln Street
Denver, Colorado 80203

> **Re:** **Newmont Mining Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **Filed March 15, 2005**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 2, 2006**
> **Response Letter Dated July 14, 2006**
> **File No. 1-31240**

Dear Mr. O'Brien:

　　We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

General

1. Please provide us with a draft amendment of your document that includes the proposed disclosure revisions indicated in your responses to our prior comments as well as for the disclosures requested below.

Risk Factors, page 8

2. Please add a risk factor that addresses your accounting for the $1.1 billion of goodwill allocated to your exploration reporting unit in connection with your 2002 Normandy acquisition. We expect that this risk factor will:

- Explain, if true, that your exploration reporting unit goodwill impairment accounting methodology assumes that fair value of that reporting unit includes a portion of the cash flows derived from your existing mine-based reporting units.

- Clarify the nature and source of the mine-based future cash flows that you have attributed to the exploration unit.

- Compare and contrast the difference between the mine-based cash flows used to determine the fair value of the exploration reporting unit and the mine-based reporting unit.

- Explain, if true, that your exploration reporting unit valuation approach includes all speculative value at both existing mine locations as well as all expected future mining locations.

- Highlight that the way that you manage and evaluate performance within your business, and therefore how you have determined your reporting units results in a methodology used to apply the accounting guidance for purchase price allocations and subsequent goodwill impairment testing which may differ from others also engaged in mining activities.

- Explain the impact this difference in methodology will have on an investor's ability to compare your financial position and results of operations to other entities engaged in mining activities. We note that your approach resulted in a significant portion of the purchase price being allocated to goodwill, a non-amortizing asset, in the exploration reporting unit. Others have taken the view that the speculative value associated with a mine-based reporting unit are a part of that reporting unit's tangible mining assets, which are subject to amortization and different impairment guidance.

- Please include an additional risk factor that explains the nature and the extent to which your assumptions developed and used to determine the fair value of your exploration reporting unit are susceptible to change.

- Add risk factor disclosure that addresses the impact on goodwill, in the event that your mining operations and exploration activities are not be able to find additional reserves of sufficient quantity to continue to support your current estimates of your exploration unit's fair value.

- Please add a risk factor which discusses that your exploration reporting unit valuation approach assumes that you will be able to locate ore deposits in increasing quantities and of a sufficient size to meet your operational needs, as well as your current internal rate of return on capital expansion, in perpetuity. Also highlight, if true, that such finds are becoming increasingly difficult to locate and that smaller deposits may be more costly to develop and produce. Finally, further discuss the regulatory and political constraints the exploration function may encounter in its search for new reserves.

Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations

Critical Accounting Policies

Exploration Segment Goodwill, page 54

3. Please expand your accounting policy disclosure to provide investors with the following additional information:

- Disclose that your valuation approach assumes that all future value derived from mining activities associated with future results of exploration is attributed to your exploration reporting unit.

- Disclose that the speculative portion of Value Beyond Proven and Probable Reserves is attributed to the fair value of your exploration reporting unit, including the speculative value of existing mine locations.

- Disclose that your valuation approach attributes cash flows associated with actual new reserve additions to an existing or new mine reporting unit.

- Clarify for investors the timing and cash flow effects of identifying new reserves in your valuation approach for the exploration reporting unit and the mine reporting units.

- Disclose that near mine exploration activities will eventually lead to depletion of existing mines and that new mines will need to be created to perpetuate near mine exploration results that are used in conjunction with greenfield exploration results to attribute fair value to the exploration reporting unit.

- Disclose that your valuation approach assumes that you will be able to convert future discoveries into actual mines capable of producing the assumed ounces on an annual basis.

- Disclose that your valuation approach assumes that your future cash flows are burdened only to the extent of your internal costs to explore, develop and produce the expected discoveries.

- Disclose your terminal value growth rate assumption and how that assumption impacts the amount you determine to be the fair value of the exploration reporting unit.

- Please expand your triggering event disclosures with respect to your exploration segment to indicate that an impairment at an existing mine location would represent a triggering event for an impairment evaluation at your exploration reporting unit.

4. We are unable to agree that your exploration valuation assumptions are reflective of all cash flows necessary to produce the expected future discoveries. Please consider modifying your valuation approach to include all cash flows that a marketplace participant would incur when engaging in your assumed level of mining activity. For instance, as your exploration reporting unit valuation model includes all the cash flows to be derived from the company's entire future mining activities, we would expect the amount of G&A expense and other costs of doing business to be reflective of the expense the company is currently incurring to produce those quantities. We note that in 2005, the company incurred $134 million of G&A expense.

Financial Statements

5. We have considered the information provided to us in your letter dated May 3, 2006. It appears the company should either remove the word "unaudited" from

the filing or remove the measure in its entirety. Please contact us if you wish to discuss this further.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief